EXHIBIT (a)(5)(B)

              , 2007

Dakota Growers Pasta Company, Inc.
One Pasta Avenue
Carrington, North Dakota 58421

Dear Shareholder:

On behalf of the board of directors of Dakota Growers Pasta Company, Inc., I am writing to inform you of our offer to purchase up to 3,920,000 shares of our common stock, including associated rights to purchase Series E preferred stock under our Rights Plan, at a price of $10.00 per share in cash pursuant to an all cash tender offer. A copy of the Offer to Purchase and related materials are enclosed. The board of directors has approved the Offer in order to provide the opportunity for shareholders to obtain some liquidity for their shares.

All shares of our common stock properly tendered and not validly withdrawn up to 3,920,000 shares will be purchased at $10.00 per share, subject to the terms and conditions of the Offer, including the proration provision. We reserve the right, in our sole discretion, to purchase more than 3,920,000 shares of our common stock pursuant to the Offer as described in the Offer. If you hold your shares directly, you will not be obligated to pay brokerage fees or commissions on the sale of shares pursuant to the Offer. If you hold your shares with your broker or bank, we urge you to consult with your broker or bank to determine whether service charges or other fees are applicable. All shares of our common stock not purchased pursuant to the Offer, including shares not purchased because of proration, will be returned at our expense to you or to other persons at your direction.

You may tender as many shares as you wish, but we intend to buy no more than 3,920,000 shares of common stock in accordance with the following priority: first, we will buy all tendered shares from shareholders that own less than 1,000 shares; second, we will buy the greater of 1,000 shares of common stock or 29.8% of a tendering shareholders’ total ownership; and third, if more shares are tendered than we can purchase, while satisfying the first two criteria, we will purchase shares on a pro rata basis. If the Offer is undersubscribed because less than 3,920,000 shares are tendered, we will buy all shares tendered.

If you do not wish to participate in the Offer, you do not need to take any action.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer.

Our board of directors has approved the Offer in connection with the sale of securities to MVC Capital and La Bella Holdings described in the Offer to Purchase. However, neither we nor our board of directors makes any recommendation to you as to whether to tender or refrain from tendering shares. You must make your own decision whether to tender shares and, if so, how many shares to tender.

Our directors and executive officers have not made any final decisions whether they will tender shares, although some have indicated that they are considering tendering a portion of their shares in the Offer. MVC Capital, our largest shareholder, has advised us that it will not tender shares in the Offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to Edward O. Irion, Chief Financial Officer, Dakota Growers Pasta Company, Inc. by mail at One Pasta Avenue, Carrington, North Dakota 58421 or by telephone at (701) 652-2855.

If you intend to deliver documents to the Depositary, Wells Fargo Bank Minnesota, N.A., by mail, we recommend that you use registered mail with return receipt requested, properly insured. If you hold shares in book-entry form you must indicate on the Letter of Transmittal how many shares you wish to tender, but you do not need to send in any certificates. Please note that the Offer is scheduled to expire at 9:00 a.m., Minneapolis time, on                   , 2007, unless extended by us.

Sincerely,

Timothy J. Dodd
President and Chief Executive Officer